UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET ON RELATED PARTY TRANSACTION

Banco Santander (Brasil) S.A., in compliance with Annex F of CVM Resolution No. 80, of March 29, 2022, as amended, inform to the market the following about related-party transactions:

Name of the Parties	• Banco Santander (Brasil) S.A. (“Company”) • Fr1st Tecnologia e Inovação Ltda (“F1rst”) • Santander Global Technology and Operations, S.L (“SGT”)
Description of the Transaction

On January 1, 2020, the Parties entered into an Agreement that is in full force, for the leasing, execution and/or development of services and projects between SGT and the Company (“Framework Agreement”).

On November 17, 2020, the Parties signed Annex 2020BSBRSL01-8 to the Framework Agreement to formalize the contracting of software, infrastructure and license maintenance services.

On March 23, 2022, the Parties signed the Appendix to Annex 2020BSBRSL01-8, to formalize the conditions regarding the provision of services for the year 2022.

On June 13, 2023, the Parties signed the Appendix to Annex 2020BSBRSL01-8 ("Appendix"), to formalize the conditions regarding the provision of services for the year 2023.

Relationship with the issuer	The Parties have as common, direct, and indirect controller, as applicable, Banco Santander, S.A. (“Santander Spain”).
Purpose of the transaction	The Appendix signed between the Parties formalize, for the year 2023, the provision of global services focused on the provision of global services focused on software, infrastructure and license maintenance services aimed at systemic development through software acquisition and development, tool management and technological support services.

Description of the negotiation process informing (i) who was responsible for deciding on the contract, (ii) whether the decision was taken by the competent administration body; and (iii) the administrators who participated in the decision

The contracting of services is defined in global and local committees, managed by executives who participate in the technical decision and cost approval.

The operation was carried out in compliance with the terms and conditions of the Policy for Transactions with Related Parties of the Company, especially item 5.1. There is no requirement in the Bylaws or the Policy for Transactions with Related Parties for approval by a statutory body.

Main Terms and Conditions	The adjusted amount to be paid will be €10,800,709.02 (ten million, eight hundred thousand, seven hundred and nine euros and two cents) for the services provided from January 1, 2023 to December 31, 2023.
Absence of withdrawal rights	Non applicable.
Participation of the related party, its partners or administrators in the decision-making process and negotiation of the transaction

Santander Spain, its partners or managers did not participate in the decision or negotiation of the transaction with the Parties.

Santander Spain, its partners or managers did not participate in the decision or negotiation of the transaction with the Parties.

Reasons why the issuer´s management considers that the transaction was carried out on an arm’s length basis or sets forth adequate compensation	The transaction observed commutative conditions, on a strictly commercial basis, duly validated according to parameters and methodologies practiced by the market and parameterized in previous transactions of the same nature.

São Paulo, June 16, 2023.

Gustavo Alejo Viviani

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 16, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer